Exhibit 99.1

Gridsum Holding Inc. Announces Shareholders’ Approval of Merger Agreement

BEIJING, Feb. 22, 2021 /PRNewswire/ — Gridsum Holding Inc. (“Gridsum” or the “Company”) (NASDAQ:GSUM), a leading provider of cloud-based big-data analytics and artificial intelligence (“AI”) solutions in China, today announced that at an extraordinary general meeting of shareholders held today, the Company’s shareholders voted in favor of, among other things, the proposal to authorize and approve (i) the previously announced agreement and plan of merger, dated as of September 30, 2020 (the “Merger Agreement”), by the Company, Gridsum Corporation (“Parent”), and Gridsum Growth Inc. (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”), (ii) the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”), and (iii) the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger.

Approximately 98% of the Company’s total outstanding Class A ordinary shares and Class B ordinary shares, per value US$ 0.001 per share (each, a “Class A Share” and “Class B Share,” respectively), including Class B Shares represented by the Company’s American depositary shares (the “ADSs”), attended the extraordinary general meeting by proxy or in person. Each shareholder has ten votes for each Class A Share held, or one vote for each Class B Share held. These shares represented approximately 99% of the total outstanding votes represented by the Company’s total ordinary shares outstanding as of the close of business in the Cayman Islands on the share record date of February 8, 2021. The Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger, were approved by over 99% of the total votes cast at the extraordinary general meeting.

Completion of the Merger is subject to the satisfaction or waiver of the closing conditions set forth in the Merger Agreement. The Company will work with the other parties to the Merger Agreement towards satisfying the closing conditions and complete the Merger in a timely manner. If and when the Merger is completed, the Company will become a private company and its ADSs will no longer be listed or traded on any stock exchange, and the Company’s ADS program will be terminated.

About Gridsum

Gridsum Holding Inc. (NASDAQ: GSUM) is a leading provider of cloud-based big-data analytics and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform and the Gridsum Prophet: Enterprise AI Engine, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better-informed decisions and be more productive.

For more information, please visit http://www.gridsum.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Many factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the substantial doubt about the Company’s ability to continue as a going concern, duration and impact of the COVID-19 pandemically, uncertainties as to the possibility that financing for the Merger may not be available, the possibility that various closing conditions for the Merger may not be satisfied or waived, and other risks and uncertainties discussed in documents filed with the U.S. Securities and Exchange Commission by the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

Investor Relations

Gridsum
ir@gridsum.com

Christensen

In China
Mr. Eric Yuan
Phone: +86-10-5900-1548
Email: Eyuan@christensenir.com

In U.S.
Mr. Tip Fleming
Phone: +1 917 412 3333
Email: tfleming@christensenir.com